Filed Pursuant To Rule 433

Registration No. 333-180974

October 27, 2014

Filed Pursuant To Rule 433

Registration No. 333-180974

October 27, 2014

Investment Commentary

Looking into Q4 2014

October 2014 www.gold.org

The gold price is up so far this year against analysts’ forecasts. Gold investment gets most of the attention, but market fundamentals provide a balance for the market. Gold is seen as a valuable hedge against market risk, yet can also benefit from GDP growth. We don’t believe interest rates will rise notably in the US anytime soon or that they’ll have the devastating effect for gold many experts predict. Finally, we consider that the gold market is structurally robust to support its long-term growth.

Gold is up, defying expectations

As of 20 October 2014, gold was up 3.3% for the year amid record low volatility (Chart 1). Its year-to-date low was just below US$1,200/oz and reached a high at US$1,385/oz. The fact that the gold price has been above its 2013-end price for all but two days this year has defied predictions from market analysts (who were generally expecting lower prices citing investor sentiment and stronger economic growth).

In our Investment Commentary: 2013 review and 2014 outlook, we explained why we didn’t agree with such views. As we see it, the gold price already incorporates expectations of Fed tapering and monetary policy normalisation. In addition, most bearish views were based on a US-centric understanding of the gold market with a heavy emphasis on investment demand and insufficient appreciation of the balancing effect that constrained supply might have on the market.

Chart 1: The gold price has been moving in a range for most of the year

Gold price based on the London PM fix and its annualised 3-month volatility

US$/oz Volatility (%)

1,800 32

1,600 26

Long-term

vol 16%

1,400 20

1,200 14

1,000 8

Jan 2013 Apr 2013 Jul 2013 Oct 2013 Jan 2014 Apr 2014 Jul 2014 Oct 2014

Price (US$/oz; lhs) 3-month annualised volatility (rhs)

Source: The London Gold Market Fixing Ltd, World Gold Council

01

Economic growth. or not

Gold analysts may have been influenced by the bullish sentiment around equity markets at the beginning of the year. That, as many investors have attested firsthand, has not proven accurate either. European and Japanese equity markets are down. US stocks are up by 3.5% (20 October 2014) – well below expectations and not far off from gold’s year-to-date return. According to some market participants, equity valuations appear expensive while the low volatility environment has made buying portfolio protection attractive.1,2

So, what does the current environment mean for gold? In our view, there are four main reasons investors should view gold as a valuable portfolio component today:

Positive economic growth is supportive of gold’s long-term demand Rising interest rates do not necessarily push gold prices down

Gold’s cost effectiveness makes it an attractive portfolio hedge compared to other strategies Constraints in mine production and decreasing gold recycling have kept the market in balance.

Not all gold demand is counter-cyclical

Investors recognise that in times of crisis, high quality, liquid assets such as gold are in high demand. What is less understood is that the majority of gold demand is linked to consumption and long-term savings, not to speculative investment. As an economy expands, incomes grow and gold demand increases – counterbalancing short-term investment flows. In turn, this pro-cyclical nature of consumer demand and counter-cyclical nature of investment demand make gold an effective diversifier and a valuable portfolio component.

As we discussed in our most recent issue of Gold Investor, a 1% increase in global real GDP increased gold jewellery and electronic demand each by an average of 5% – holding all else equal.3 This phenomenon is particularly apparent in countries like India and China, where demand is closely correlated to increasing wealth (Chart 2).To put this into perspective, consumers and investors in China bought more than 1,200 tonnes of gold in 2013 alone– 20% more gold than the current combined gold holdings of all US-listed gold-backed ETFs.

The relationship between GDP growth and gold is present not only in emerging economies. In the US, a 1% increase in real GDP lifts jewellery demand by 2.3% – all else being equal. This is certainly not negligible given that consumer demand (jewellery and electronics) in the US makes up 50% of its annual gold demand – even when gold-backed ETF demand is included.

Chart 2: China and India’s appetite for gold is closely linked to their rising incomes

(a) Chinese gold expenditure per capita vs. income per capita

Gold/capita

300

250

200

150

100

50

0

0

10,000

20,000

30,000

40,000

50,000

GNI/capita

Gold expenditure per capita (renminbi)

(b) Indian gold expenditure per capita vs. income per capita

Gold/capita

2,500

2,000

1,500

1,000

500

0

0 20,000 40,000 60,000 80,000 100,000

GNI/capita

Gold expenditure per capita (rupee)

Reference notes are listed at the end of this article.

Source: GFMS-Thomson Reuters, World Bank, World Gold Council

Reference notes are listed at the end of this article.

Source: GFMS-Thomson Reuters, World Bank, World Gold Council

1 Financial Times, Markets: Into uncharted waters, October 2014.

2 Blackrock, The last cheap asset class, June 2014.

3 World Gold Council, The growth dividend: how rising GDP lifts gold consumer demand, Gold Investor, Volume 7, September 2014.

Investment Commentary | Looking into Q4 2014

02

WORLD GOLD COUNCIL

Rising rates may potentially boost gold's appeal to investors

Conventional thinking says that higher real (inflation-adjusted) US interest rates are always bad for gold. Like many conventions, we see this as partly right, partly wrong, and unhelpfully simplistic. In previous editions of *Gold Investor*, we discussed that gold can remain attractive to investors at higher rates, and that – perhaps counter-intuitively – investors who expect rates to rise should move portfolio assets from bonds to gold.[4,5]

Our analysis (see **Table 1**) shows that in a moderate-rate environment (real rates of 0% to 4%) nominal returns for gold have been even slightly higher than gold's long-term average of 6%-7% per year. However, gold's volatility has fallen and has stayed significantly lower than that of equities; in addition, gold's low correlation to global equities – one of its key diversification attributes – has remained close to zero.

Table 1: Positive returns with low volatility and correlations under 'moderate' interest-rate conditions

Conditional monthly returns based on various real US interest rates scenarios (1975-2013)

	Negative real rates (<0%)	Moderate real rates (0%-4%)	Better result with moderate real rates?
Annualised monthly return	16.3%	8.3%	No
Annualised volatility	20.5%	14.1%	Yes
Correlation to global equities	0.08	-0.06	Yes

Interest rates based on 1-year T-bills. Inflation adjustment using CPI.

Source: Bloomberg, World Gold Council

If rates rise, we contend, gold could sensibly replace bonds as a balance for equity risk. With US real interest rates at historic lows, they cannot fall much further and, consequently, bond prices have limited upside. As such, bonds are unlikely to give investors the risk buffer they provided over the past 20 years when rates had further to fall.

Our analysis suggests that if investors expect real returns for 10-year bonds to be approximately 4%, gold should comprise 5% of the portfolio. However, if investors expect bond real returns to remain around 0% – close to where they are now – the optimal gold holding rises from 5% to roughly 6.5%.[6]

Historically, only when real interest rates are much higher (more than 4%), have gold prices historically tended to fall, while gold's volatility and correlations increased relative to their long-term average.

US interest rates are no longer gold's key driver

The argument that higher US rates push gold prices down can be summed up as follows: When interest rates rise, the opportunity cost of holding gold increases and investors are likely to move away from gold. While this is generally true, there are two limitations inherent in this view. First, it extrapolates the influence of interest rates on 'investment' demand to 'all' demand, leaving out consumer demand. Second, it assumes that US interest rates are a proxy for global interest rates.

A large portion of gold demand (58% to be precise) is linked to consumption and not negatively affected by higher interest rates. This part of demand, as we explained before, is in fact pro-cyclical: it increases when GDP increases, a situation that generally coincides with rising interest rates. In addition, monetary tightening/easing cycles differ across regions. Even if the Fed were to lift interest rates – which we do not expect to happen anytime soon – other countries with a strong affinity to gold may maintain or even lower interest rates.

4 World Gold Council, *Gold and US interest rates: a reality check*, Gold Investor, Volume 3, July 2013.
5 World Gold Council, *Can gold replace bonds in balancing equity risk?* Gold Investor, Volume 5, July 2013.
6 The analysis used long-term historical returns to determine optimal gold holdings in a standard 60/40 portfolio (60% of assets in equities and alternative assets, 40% in bonds and money markets) under different bond-return scenarios. We assumed a conservative 0% real return for gold throughout this exercise, well below its long-term average. A higher expected return for gold would increase its optimal weight in a portfolio. Only a long-term expected real return of -2%would revert back to a 5% allocation in gold when assuming 0% real returns for gold.

Investment Commentary | Looking into Q4 2014 03

WORLD GOLD COUNCIL

Tail risks are hard to mitigate and harder to ignore

In addition to the loss-reduction during periods of crisis, tail-risk hedging gives investors two other distinct advantages: opportunity and confidence. Tail-risk hedging can be viewed as a defensive strategy – akin to buying insurance – but many experts contend that it is a useful, proactive strategy for the long term. In addition, the best time to buy portfolio protection is not once a tail event has unfolded but in anticipation of one. A tail-risk hedge is designed to give investors a source of funds during market turbulence, allowing them to take advantage of oversold and mispriced assets.

The current low volatility environment has made many portfolio hedges "cheap" to buy, but that doesn't mean that they are inexpensive to hold. We recently analysed and compared multiple investment vehicles commonly used as tail-risk hedges.[7] Our research found a compelling case for gold as a valuable hedge. It is cost-effective, easy to obtain, and has a wide range of applications.

The tail-risk hedge characteristics of gold are not of the magnitude or precision of dedicated hedges such as VIX futures or credit-default swaps (**Chart 3**).

Chart 3: Gold and the VIX typically go up during periods of crisis

S&P 500, gold (US$/oz) and VIX returns during periods of systemic risk*



Return
60%
40%
20%
0%
-20%
-40%
-60%
Return
180%
120%
60%
0%
-60%
-120%
-180%
Black Monday
LTCM crisis
Dot-com bubble
9/11
2002 recession
Great Recession
Sovereign debt crisis I
Sovereign debt crisis II
S&P 500 (lhs)
Gold (lhs)
VIX (rhs)

*The VIX is available only after January 2000. For events occurring prior to that date, annualised 30-day S&P 500 volatility is used as a proxy. Dates used: Black Monday: 9/1987-11/1987; LTCM: 8/1998; Dot-com: 3/2000-3/2001; September 11: 9/2001; 2002 recession: 3/2002-7/2002; Great recession:10/2007-2/2009; Sovereign debt crisis I: 1/2010-6/2010; Sovereign debt crisis II: 2/2011-10/2011

Source: World Gold Council

The benefits of an allocation to gold may balance what you lose in foregoing a dedicated hedge:

- There is no counterparty risk with physical gold
- Gold boasts very high liquidity even when supply is constrained: it is a scarce asset with limited mine production growth but gold is widely and readily available
- Little position maintenance or active management is required
- There is less drag on portfolio performance as cost of ownership is lower.

Unlike other hedges, gold is a real asset and is boosted by rising inflation. A sudden rise in inflation negatively affects bonds and assets that derive value from future cash flows. Inflation also damages the real economy and creates risk aversion that drives up risk premiums.[8]

7 World Gold Council, *A practical hedge: less exotic, multipurpose, lower cost*, Gold Investor, Volume 7, September 2014.

8 National Bureau of Economic Research, *Are Equity Investors Fooled by Inflation?*, October 2004.

Investment Commentary | Looking into Q4 2014 04

The supply side keeps the market in balance

Estimated average all-in costs of production by GFMS-Thomson Reuters currently stand at US$1,350/oz.9 As it currently stands, it is expected that mine production could start contracting over the next few years.10

While gold prices can fall below (all-in) production costs for various reasons, prices below this level are not sustainable for an extended period of time, in our view, unless mine production experiences a structural shift (such as a substantial and widespread reduction in costs of production or finding readily available new deposits, both of which we view as unlikely).

In addition, total recycled gold has been decreasing since 2009, further constraining supply.

Looking ahead, gold continues to play an important role in investors’ portfolios

The most relevant way to think about gold is not in isolation but as part of a well diversified portfolio. It can help investors preserve wealth and reduce risk; it can also benefit from economic growth through consumer demand and in the form of long-term savings

To us, the main rationale for investing in gold is supported by these facts:

The gold price, as we see it, already incorporates expectations of economic growth and policy normalisation in the US.11 In fact, we expect that the Fed will delay increasing rates if the global economy were to decelerate.

Following large investment outflows in 2013, this year has proven more stable for gold investment, and our research indicates that many current gold-backed ETF holders own gold as a strategic component rather than solely as a short-term tactical play.12 Extended valuations in equity markets as investors search for higher returns coupled with historically low volatility levels (despite the recent spike) make a compelling case for buying portfolio protection and diversifying equity risk, a role that gold can effectively play.

Consumer demand has kept up a healthy pace this year – even if it were to fall below the extraordinary high levels seen during 2013 – and gold supply is likely to contract in the not-too-distant future, providing a balance to the market.

9 GFMS-Thompson Reuters, Gold Survey 2014, Update 1, September 2014.

10 Ibid; Reuters, Gold price seen near tipping point for mine cuts, closures, September 2014.

11 Murenbeeld, M., Has the gold market already discounted fed tightening?, The Alchemist, Issue 75, October 2014.

12 World Gold Council, Ten years of gold ETFs: a wider and more efficient market, Gold Investor, Volume 7, September 2014.

Investment Commentary | Looking into Q4 2014

05

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging with governments and central banks, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

We develop gold-backed solutions, services and markets based on true market insight. As a result we create structural shifts in demand for gold across key market sectors.

We provide insights into international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East, Europe and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.

World Gold Council

10 Old Bailey, London EC4M 7NG

United Kingdom

T +44 20 7826 4700 F +44 20 7826 4799 W www.gold.org

For more information

Please contact Investment Research:

Maxwell Gold maxwell.gold@gold.org

+1 212 317 3858

Johan Palmberg johan.palmberg@gold.org +44 20 7826 4773

Juan Carlos Artigas

Director, Investment Research juancarlos.artigas@gold.org

+1 212 317 3826

Marcus Grubb

Managing Director, Investment Strategy marcus.grubb@gold.org +44 20 7826 4724

Copyright and other rights

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Thomson Reuters and GFMS, Thomson Reuters content is the intellectual property of Thomson Reuters. Any copying, republication or redistribution of Thomson Reuters content, including by framing or similar means, is expressly prohibited without the prior written consent of Thomson Reuters. Thomson Reuters shall not be liable for any errors or delays in its content, or for any actions taken in reliance thereon. “Thomson Reuters” is a trademark of Thomson Reuters and its affiliated companies.

All references to The London Gold Market Fixing prices are used with the permission of The London Gold Market Fixing Limited and have been provided for informational purposes only. The London Gold Market Fixing Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be reference.

Other third party content is the intellectual property of the respective third party and all rights are reserved to them. All rights reserved. No organization or individual is permitted to reproduce, distribute or otherwise use the statistics and information in this report without the written agreement of the copyright owners.

Disclaimer

This report is provided solely for general information and educational purposes. It is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. It does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments. While we have checked the accuracy of the information in this report, the World Gold Council does not warrant or guarantee the accuracy, completeness or reliability of this information. The World Gold Council does not undertake to update or advise of changes to the information in this report. The World Gold Council does not accept responsibility for any losses or damages arising directly or indirectly, from the use of this report, even if notified of the possibility of such losses or damages.

Investment Commentary | Looking into Q4 2014

This report contains forward-looking statements. The use of the words “believes”, “expects”, “may”, or “suggests” or words of similar import, identifies a statement as “forward-looking”. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of the World Gold Council. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except as we may deem appropriate in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements. Past performance is no indication of future results.

This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

Expressions of opinion are those of the author and are subject to change without notice.

06

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